Exhibit 99.4

ZenaTech Advances Three ZenaDrone Defense Platforms Through Blue UAS Certification Pathway

ZenaDrone 1000, IQ Square, and IQ Nano enter the cybersecurity phase of the Department of Defense accelerated Green-to-Blue certification framework

Vancouver, British Columbia, (May 19, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces that three of its ZenaDrone subsidiary’s defense platforms —the ZenaDrone 1000, IQ Square, and IQ Nano—have advanced to the cybersecurity phase of the U.S. Department of Defense’s Blue UAS certification pathway, positioning the company for eligibility on U.S. government and defense procurement lists. The three platforms are being evaluated together under the recently streamlined Green-to-Blue framework administered by the Association for Uncrewed Vehicle Systems International (AUVSI). Blue UAS certification establishes National Defense Authorization Act (NDAA) compliance and clears a vendor for direct procurement by U.S. defense agencies, federal departments, and allied government buyers.

“Blue UAS certification unlocks direct access to the U.S. defense agency market, a high-growth, NDAA-compliant opportunity we are positioning to capture,” said Shaun Passley, Ph.D., CEO of ZenaTech. “Demand for secure autonomous systems is accelerating across intelligence, surveillance, reconnaissance, logistics, and asymmetric warfare, and our progress through cybersecurity, manufacturing, and supply chain readiness reflects disciplined execution. We are on the final stretch toward certification and look forward to delivering scalable, mission-critical drone solutions to government and defense customers.”

ZenaDrone’s submissions have completed phases one and two of the AUVSI-administered pathway, including application onboarding and submission of the consolidated hardware bill of materials (HBOM) and NDAA supply-chain compliance documentation across all three platforms. The drones are now advancing to phase three —cybersecurity validation—where third-party penetration testing will assess system resilience, encryption integrity, and operational security under simulated adversarial conditions. Final Blue UAS status remains subject to successful completion of the remaining certification phases and the Defense Contract Management Agency (DCMA) review.

The Blue UAS pathway has shifted materially since ZenaTech filed its initial Green UAS applications last year to the benefit of “made in America” drone manufacturers and the advancement of innovation. Under the updated Green-to-Blue framework, the Department of Defense now leverages third-party assessors and the Green UAS process — including AUVSI-led evaluations — to perform much of the cybersecurity, supply-chain, and NDAA compliance validation earlier in the pipeline. While the DoD retains ultimate authority over Blue UAS status and defense procurement access, the path leading to certification has become more distributed, scalable, and faster for domestic manufacturers.

ZenaDrone’s multi-function AI drone systems currently in this certification process include:

•The ZenaDrone 1000, a medium-sized VTOL (Vertical Takeoff and Landing) rugged construction drone capable of lifting ~40 kg, with AI-enabled autonomy, and secure communications via its proprietary Drone Net system. Designed for inspection, surveillance, and reconnaissance (ISR) applications, critical cargo applications, and border patrol via a gas version currently under development, being designed for longer flights. It has undergone paid trials with both the U.S. Air Force and Navy Reserve for applications, including critical cargo delivery such as temperature-controlled medical supplies.

•The IQ Nano, a compact indoor drone (starting size 20″×20″), built to operate in GPS-denied environments such as warehouses or military facilities for inventory management via barcode scanning and security applications, features obstacle avoidance and AI-driven drone swarms or fleets.

•The IQ Square, a VTOL drone (starting size 40” X40”) engineered for line-of-sight surveys, infrastructure inspections, road and bridge inspections, and defense reconnaissance tasks.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform industrial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and a separate enterprise SaaS division of multiple software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, and Asia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for surveying, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, the IQ Square is an outdoor drone designed for power washing and inspections use in commercial and government sectors, and the IQ Quad is for land surveys.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.